UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Aspira Women's Health Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
04537Y208
(Cusip Number)
Jack W. Schuler PO Box 531 Lake Bluff IL 60044 (520) 906-2991
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
July 9, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

(Continued on following pages)
Page 1 of 7 Pages
Exhibit Index Found on Page 7

13D
CUSIP No. 04537Y208

1	NAMES OF REPORTING PERSONS Jack W. Schuler
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of: (i) 1,918,692 Shares (as defined in Item 1); and (ii) Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 43,924 Shares.  Due to exercise limitations set forth in the Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons do not have the right to exercise any portion of the Warrants.  Accordingly, as of the date of this filing the aggregate Shares and Warrants held by the reporting persons represent beneficial ownership of 14.0% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,536 [1]
	8	SHARED VOTING POWER 1,912,156 [2]
	9	SOLE DISPOSITIVE POWER 6,536 [1]
	10	SHARED DISPOSITIVE POWER 1,912,156 [2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,918,692 [3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% [4]
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Excludes 6,536 Shares for which July 2024 Warrants (as defined in the Preliminary Note) are not currently exercisable due to the Beneficial Ownership Limitation (as defined in the Preliminary Note).

2 Excludes: (i) 8,888 Shares for which 2022 Warrants (as defined in the Preliminary Note) are not currently exercisable due to the Beneficial Ownership Limitation; and (ii) 28,500 Shares for which January 2024 Warrants (as defined in the Preliminary Note) are not currently exercisable due to the Beneficial Ownership Limitation.

3 Excludes 43,924 Shares for which Warrants are not currently exercisable due to the Beneficial Ownership Limitation.

4 The percentages set forth herein are calculated based on 12,449,512 Shares outstanding as of May 10, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on May 15, 2024, as adjusted and approximated for the issuance of Shares in the July 2024 Private Placement (as defined in the Preliminary Note).  See Item 5.

Page 2 of 7 Pages

13D
CUSIP No. 04537Y208

1	NAMES OF REPORTING PERSONS Jack W. Schuler Living Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [   ]
                                                                                                                                 (b) [ X ]**
** The reporting persons making this filing hold an aggregate of: (i) 1,918,692 Shares (as defined in Item 1); and (ii) Warrants (as defined in the Preliminary Note) exercisable for an aggregate of 43,924 Shares.  Due to exercise limitations set forth in the Warrants pursuant to the Beneficial Ownership Limitation (as defined in the Preliminary Note), as of the date of this filing the reporting persons do not have the right to exercise any portion of the Warrants.  Accordingly, as of the date of this filing the aggregate Shares and Warrants held by the reporting persons represent beneficial ownership of 14.0% of the class of Shares.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,912,156 [1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,912,156 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,912,156 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

1 Excludes: (i) 8,888 Shares for which 2022 Warrants (as defined in the Preliminary Note) are not currently exercisable due to the Beneficial Ownership Limitation; and (ii) 28,500 Shares for which January 2024 Warrants (as defined in the Preliminary Note) are not currently exercisable due to the Beneficial Ownership Limitation.

2 The percentages set forth herein are calculated based on 12,449,512 Shares outstanding as of May 10, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on May 15, 2024, as adjusted and approximated for the issuance of Shares in the July 2024 Private Placement (as defined in the Preliminary Note).  See Item 5.

Page 3 of 7 Pages

This Amendment No. 16 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D initially filed on May 23, 2013, as amended and supplemented by Amendment No. 1 thereto filed on December 29, 2014, Amendment No. 2 thereto filed on February 11, 2015, Amendment No. 3 thereto filed on March 23, 2015, Amendment No. 4 thereto filed on April 28, 2015, Amendment No. 5 thereto filed on July 21, 2015, Amendment No. 6 thereto filed on February 2, 2017, Amendment No. 7 thereto filed on September 5, 2017, Amendment No. 8 thereto filed April 19, 2018, Amendment No. 9 thereto filed on June 25, 2018, Amendment No. 10 thereto filed on July 2, 2019, Amendment No. 11 thereto filed on June 12, 2020, Amendment No. 12 thereto filed on July 6, 2020, Amendment No. 13 thereto filed on August 29, 2022, Amendment No. 14 thereto filed on July 26, 2023 and Amendment No. 15 thereto filed on June 18, 2024 (as so amended and supplemented, the “Prior Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

As of the date hereof, the Reporting Persons hold an aggregate of: (i) 1,918,692 Shares; (ii) 8,888 Common Stock Warrants (the “2022 Warrants”) issued on August 25, 2022 and expiring on January 26, 2029, each of which is exercisable (subject to the Beneficial Ownership Limitation) pursuant to the terms thereof to purchase one Share; (iii) 28,500 Common Stock Purchase Warrants (the “January 2024 Warrants”) issued on January 26, 2024 and expiring on July 26, 2029, each of which is exercisable pursuant to the terms thereof to purchase one Share; and (iv) 6,536 Common Stock Warrants (the “July 2024 Warrants” and together with the 2022 Warrants and the January 2024 Warrants, the “Warrants”), issued on July 9, 2024 and expiring on July 9, 2027, each of which is exercisable pursuant to the terms thereof to purchase one Share.

 The terms of the Warrants provide that Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 4.99% of the Shares then issued and outstanding (the “Beneficial Ownership Limitation”).  As of the date hereof, the Beneficial Ownership Limitation does not permit the Reporting Persons to exercise any portion of the Warrants.  In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the aggregate 43,924 Warrants held by the Reporting Persons are not exercisable due to the Beneficial Ownership Limitation.

As used herein, the term “July 2024 Private Placement” refers to the Issuer’s private placement which, as disclosed by the Issuer, closed on July 9, 2024 and entailed the issuance and sale by the Issuer of an aggregate 1,248,529 Shares and July 2024 Warrants to purchase up to 1,248,529 Shares.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment hereby amends and supplements Item 3 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Item 5 below is incorporated by reference in this Item 3.

All purchases of Issuer securities by Mr. Schuler have been made using his personal funds.”

Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

On July 9, 2024, Mr. Schuler purchased from the Issuer 6,536 Shares and July 2024 Warrants to purchase 6,536 Shares, in each case pursuant to the July 2024 Purchase Agreement (as defined and further described in Item 6 below).”

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“Mr. Schuler

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for Mr. Schuler is incorporated herein by reference.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 12,449,512 Shares outstanding as of May 10, 2024, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024, as adjusted and approximated for the July 2024 Private Placement.  The Reporting Persons calculate that there are 13,698,041 Shares outstanding as so adjusted and approximated.

(c)
On July 9, 2024, Mr. Schuler purchased from the Issuer 6,536 Shares and accompanying July 2024 Warrants to purchase 6,536 Shares, for a purchase price of $1.53 per Share and accompanying July 2024 Warrant, resulting in an aggregate purchase price of $10,000.  Mr. Schuler acquired such Shares and July 2024 Warrants from the Issuer in the July 2024 Private Placement.  Other than the foregoing, Mr. Schuler has not effected any transactions in the Shares during the 60 days prior to the date hereof.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of 2022 Warrants and January 2024 Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

The Trust

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Trust is incorporated herein by reference.
(c)	None.

(d)
The Trust has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, the Shares held by it and the Shares that it has the right to acquire upon the exercise of 2022 Warrants and January 2024 Warrants.  Mr. Schuler is the sole trustee of the Trust.

(e)	Not applicable.

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 1,918,692 Shares, representing 14.0% of the Shares outstanding.  This amount includes: (i) 6,536 Shares held by Mr. Schuler; and (ii) 1,912,156 Shares held by the Trust.  This amount excludes: (i) 6,536 Shares for which July 2024 Warrants held by Mr. Schuler are not currently exercisable due to the Beneficial Ownership Limitation; (ii) 8,888 Shares for which 2022 Warrants held by the Trust are not currently exercisable due to the Beneficial Ownership Limitation; and (iii) 28,500 Shares for which January 2024 Warrants held by the Trust are not currently exercisable due to the Beneficial Ownership Limitation.  As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares held by the Trust or acquirable by the Trust upon the exercise of 2022 Warrants and January 2024 Warrants.”

Page 4 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

July 2024 Purchase Agreement

On July 9, 2024, Mr. Schuler purchased from the Issuer 6,536 Shares and July 2024 Warrants to purchase 6,536 Shares in the July 2024 Private Placement.  Such purchases were effected pursuant to a Securities Purchase Agreement, dated as of June 30, 2024 (the “July 2024 Purchase Agreement”), among the Issuer, Mr. Schuler, and the other purchasers party thereto.  The July 2024 Purchase Agreement contained customary terms and conditions.

The foregoing description of the July 2024 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form thereof filed by the Issuer as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on July 2, 2024, which exhibit is hereby incorporated herein by reference.

July 2024 Warrants

Pursuant to the July 2024 Purchase Agreement, on July 9, 2024 the Issuer issued to Mr. Schuler July 2024 Warrants entitling the holder thereof to purchase 6,536 Shares at an exercise price of $2.25 per Share, subject to standard adjustments as set forth therein.  The July 2024 Warrants are immediately exercisable pursuant to the terms thereof and expire on July 9, 2027.

The foregoing description of the July 2024 Warrants does not purport to be complete and is qualified in its entirety by reference to the form thereof filed by the Issuer as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on July 2, 2024, which exhibit is hereby incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 14 the Form of Securities Purchase Agreement, dated as of June 30, 2024, incorporated by reference to the copy thereof filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on July 2, 2024.

There is filed herewith as Exhibit 15 the Form of Common Stock Purchase Warrant, incorporated by reference to the copy thereof filed as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on July 2, 2024.”

Page 5 of 7 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  July 11, 2024
/s/ Jack W. Schuler
Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
By Jack W. Schuler, Sole Trustee

Page 6 of 7 Pages

EXHIBIT INDEX

1.	Joint Acquisition Statement Pursuant to Section 240.13d-1(k), dated July 25, 2023*****
2.	Securities Purchase Agreement, dated as of May 8, 2013, by and among the Issuer, Jack W. Schuler and the other purchasers named therein*
3.	Stockholders Agreement, dated as of May 13, 2013, by and among the Issuer, Jack W. Schuler and the other purchasers named therein*
4.	Form of 2013 Common Stock Warrant*
5.	Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on December 24, 2014)**
6.	Form of 2014 Common Stock Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 24, 2014)**
7.
Securities Purchase Agreement, dated February 13, 2017, by and among the Issuer and the investors named therein (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on February 17, 2017)***

8.	Form of 2017 Common Stock Warrant (incorporated by reference to Exhibit A to the Securities Purchase Agreement filed as Exhibit 7 to this Schedule 13D)***
9.
Form of Letter Agreement, by and between the Issuer, the Trust and the other investors named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on August 28, 2017)****

10.	Securities Purchase Agreement, dated July 20, 2023*****
11.	Form of Securities Purchase Agreement, dated as of January 24, 2024******
12.	Form of January 2024 Common Stock Purchase Warrant******
13.	Form of Warrant Amendment to 2022 Common Stock Purchase Warrant******
14.	Form of Securities Purchase Agreement, dated as of June 30, 2024
15.	Form of July 2024 Common Stock Purchase Warrant

*Filed as an Exhibit to the Schedule 13D filed on May 23, 2013

**Filed as an Exhibit to the Schedule 13D filed on December 29, 2014

***Filed as an Exhibit to the Schedule 13D filed on February 17, 2017

****Filed as an Exhibit to the Schedule 13D filed on September 5, 2017

*****Filed as an Exhibit to the Schedule 13D filed on July 26, 2023

******Filed as an Exhibit to the Schedule 13D filed on June 18, 2024

Page 7 of 7 Pages